Exhibit 21.1
List of Volcano Corporation Subsidiaries

	Name	Jurisdiction
1.	Axsun Technologies, Inc.	Delaware
2.	CardioSpectra, Inc.	Texas
3.	Volcano Europe, B.V.B.A.	Belgium
4.	Volcano Japan Co., Ltd.	Japan
5.	Volcano Netherlands Holdings, B.V.	Netherlands
6.	Volcano Therapeutics South Africa Pty Ltd.	South Africa
7.	Volcarica, Socieded de Responsabilidad Limitada	Costa Rica
8.	Fluid Medical, Inc.	Delaware
9.	Volcano Israel Holdings Ltd.	Israel
10.	Sync-Rx Ltd.	Israel
11.	Crux Biomedical, Inc.	Delaware